Exhibit 99.1

    News From

    REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

FOR IMMEDIATE RELEASE

Federal Signal Corporation Reports Revenue and Margin Growth in Second Quarter

•	Net sales of $223 million, up 9% versus last year

•	Operating income of $18.2 million, up 15% versus last year

•	Operating margin of 8.2%, compared to 7.7% last year

•	Earnings from continuing operations of $1.87 per diluted share, which reflects a non-cash benefit from the release of $102 million of valuation allowance against deferred tax assets

•	Adjusted diluted earnings of $0.23 per share, up 53% versus last year

•	Outlook for full-year earnings raised to $0.62 - $0.72 per share

Oak Brook, IL, August 9, 2013 – Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the second quarter ended June 30, 2013. Consolidated net sales were $222.6 million for the quarter, up 9% versus the same quarter a year ago. Income from continuing operations was $117.8 million for the quarter, equal to $1.87 per diluted share.

During the quarter, the Company released a portion of its valuation allowance in the amount of $102 million against its deferred income tax assets. Excluding this non-cash tax item, as well as the impact of restructuring benefits in the current and year-ago quarters, adjusted income from continuing operations was $14.8 million for the quarter, equal to $0.23 per share, compared to $9.5 million, equal to $0.15 per share, in the same quarter a year ago.

Group Performance and Refinancing Drive Results

“This was a very strong quarter, with both our Environmental Solutions Group and our Fire Rescue Group performing nicely,” said Dennis J. Martin, President and Chief Executive Officer. “Sales increased and operating margin expanded to 8.2%. This is also our first full quarter benefiting from our debt refinancing, which helped reduce interest expense by 62% compared to our first quarter this year.”

“During the quarter, we saw strength in industrial orders and stability in municipal demand,” Martin explained. “The Environmental Solutions Group continued its positive trend, as our focus on adding incremental capacity for industrial vacuum trucks helped ESG work through more of its backlog and post a 12.3% operating margin. The Fire Rescue Group turned in an unusually strong quarter, with a spike in deliveries that helped drive higher operating margins and operating income. The Safety and Security Systems Group implemented an ERP system in the U.S. during May, and while the system will provide efficiencies as we move forward, it clearly disrupted their second quarter. The good news is that SSG bounced back with strong shipments in June, and transitional expenses should be returning to normal during the third quarter.”

Orders Stable and Sales Growing

The Company reported orders of $209.7 million, up 1% compared to the year-ago quarter. Backlog was $294.9 million, down 8% versus a strong level in the prior-year quarter.

Net sales were $222.6 million, up 9% compared to the second quarter of 2012, benefiting from strength across most of the Environmental Solutions Group and in the Fire Rescue Group, which shipped a higher number of units toward the end of the quarter than it typically would ship. Orders continued strong in the Safety and Security Systems Group, but sales were disrupted during a portion of the second quarter as a result of challenges during the implementation of an ERP system in the U.S., with some additional softness in international demand.

Consolidated operating income was $18.2 million, up 15% compared to the second quarter of 2012. Consolidated operating margin improved to 8.2%, compared to 7.7% last year. Operating margin for the Environmental Solutions Group and Fire Rescue Group benefited primarily from leverage on higher sales, while the Safety and Security Systems Group experienced unfavorable product mix market pressures on international margins and additional costs associated with its ERP implementation. Corporate expenses were $4.6 million for the quarter, compared to $4.7 million a year ago.

Interest Charges and Income Taxes Contribute Significantly

Interest expense was $1.7 million for the quarter, down 69% versus a year ago, reflecting the combined benefits of the recent refinancing and lower debt levels. Consolidated debt was $144 million, compared to $237 million a year ago and $161 million on March 31, 2013.

Income taxes reflect the Company’s conclusion, based on an improved and more stable business performance and outlook, that it no longer requires a valuation allowance to reserve the value of certain income tax assets. The Company therefore released $102 million of this valuation allowance, which created a one-time, non-cash tax benefit during the quarter in that amount. In 2014, the Company expects to reflect a normalized income tax rate as a result of the release of the valuation allowance. If the Company had no valuation allowance, its normalized consolidated 2013 tax rate would have been approximately 32% for the year. Cash taxes are unaffected by the release of the valuation allowance, as the tax assets had been and remain available to shield cash income taxes payable by the Company.

Progress Leads to Raised Performance Outlook

“Our healthy performance this quarter demonstrates stability in most of our markets and continuing progress on our 80/20 growth and expense efforts,” continued Martin. “While uncertainties remain, we are increasing our target for adjusted earnings per share from continuing operations for the year, excluding the effects of debt settlement charges, restructuring charges and the change in valuation allowance, from a former range of $0.55 to $0.65 to a new range of $0.62 to $0.72.”

GROUP RESULTS

Environmental Solutions

The following table summarizes the Environmental Solutions Group’s operating results as of and for the three and six months ended June 30, 2013 and 2012:

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2013	2012	Change	2013	2012	Change
Net sales	$128.3	$112.0	$16.3	$240.0	$220.0	$20.0
Operating income	15.8	12.5	3.3	28.5	24.5	4.0
Operating data:
Operating margin	12.3%	11.2%	1.1%	11.9%	11.1%	0.8%
Total orders	$105.8	$103.9	$1.9	$207.2	$228.0	$(20.8)
Backlog	170.8	191.5	(20.7)	170.8	191.5	(20.7)
Depreciation and amortization	1.5	1.3	0.2	3.0	2.6	0.4

Three months ended June 30, 2013 vs. three months ended June 30, 2012

Total orders increased by $1.9 million for the three months ended June 30, 2013. U.S. orders decreased $2.1 million largely due to declines in vacuum truck and used equipment orders of $1.9 million and $1.1 million, respectively, partially offset by increases in municipal sewer cleaner and street sweeper orders of $0.8 million and $0.3 million, respectively. Non-U.S. orders increased $4.0 million, or 20%, compared to the prior year primarily due to two large export orders for our municipal street sweepers from customers in the Canadian and South American markets.

Net sales increased by $16.3 million, or 15%, for the three months ended June 30, 2013. U.S. sales increased $11.2 million primarily resulting from improved vacuum truck and municipal sewer cleaner sales, partially offset by declines in municipal street sweepers. Non-U.S. sales increased $5.1 million, or 32%, and benefited from a large shipment to a customer in the Asia Pacific market during the second quarter of 2013. In the aggregate, sales were positively impacted by the effects of product mix and the resulting shift to higher-priced units, including our vacuum trucks.

Costs of sales increased by $12.3 million for the three months ended June 30, 2013. The increase was predominantly associated with a shift in product mix driven by increased shipments of industrial products, including vacuum trucks, and fewer shipments of municipal products.

Operating income increased by $3.3 million, or 26%, for the three months ended June 30, 2013. Increases in operating income were a result of higher gross profit of $4.0 million, largely due to improved product pricing, partially offset by increased selling, engineering, general and administrative expenses of $0.6 million relating to higher training costs, salary and benefits, and travel expenses.

Safety and Security Systems

The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three and six months ended June 30, 2013 and 2012:

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2013	2012	Change	2013	2012	Change
Net sales	$56.8	$59.1	$(2.3)	$115.3	$115.4	$(0.1)
Operating income	3.6	6.3	(2.7)	9.1	10.9	(1.8)
Operating data:
Operating margin	6.3%	10.7%	(4.4)%	7.9%	9.4%	(1.5)%
Total orders	$65.6	$63.0	$2.6	$122.5	$125.0	$(2.5)
Backlog	36.8	39.6	(2.8)	36.8	39.6	(2.8)
Depreciation and amortization	1.0	1.1	(0.1)	2.1	2.2	(0.1)

Three months ended June 30, 2013 vs. three months ended June 30, 2012

Total orders increased by $2.6 million for the three months ended June 30, 2013. U.S. orders increased $2.4 million primarily driven by higher demand for outdoor warning systems, as well as increases in our U.S. public safety markets resulting from increased levels of new police vehicle registrations. Non-U.S. orders increased $0.2 million based on higher demand for outdoor warning systems, partially offset by decreases in systems-related projects within our industrial markets and lower non-U.S. public safety orders.

Net sales decreased by $2.3 million for the three months ended June 30, 2013. The decrease was largely due to $1.5 million in lower sales of outdoor warning systems driven by the timing of certain large shipments in the second quarter of 2012, a decrease in mining product sales of $0.9 million due to slowing market demand in the coal industry, and $0.7 million of decreased industrial product sales. These decreases were partially offset by improvements of $0.7 million within our U.S. and international public safety markets. Shipments during the second quarter of 2013 were also disrupted or deferred in connection with the implementation of an enterprise resource planning (“ERP”) system for the U.S. operations which went live during May.

Cost of sales increased by $0.6 million for the three months ended June 30, 2013. This increase was related to a change in mix of product sales, as well as lower absorption of fixed overhead costs that was driven by both decreased sales and lower production levels related to inventory reduction efforts. Cost of sales was further impacted by higher information technology expenses primarily related to the implementation of new ERP software within our U.S. operations.

Operating income decreased $2.7 million, or 43%, for the three months ended June 30, 2013. Operating expenses were largely flat as compared to the prior year, with increases related to sales commissions, provisions for uncollectible accounts and inefficiencies from the ERP system implementation being fully offset by lower marketing expenses and other reductions in selling, engineering, general and administrative expenses. The decrease in operating income was primarily due to mix of product sales, lower fixed overhead absorption and impacts of the ERP system implementation.

Fire Rescue

The following table summarizes the Fire Rescue Group’s operating results as of and for the three and six months ended June 30, 2013 and 2012:

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2013	2012	Change	2013	2012	Change
Net sales	$37.5	$33.3	$4.2	$67.1	$65.1	$2.0
Operating income	3.4	1.7	1.7	4.1	2.5	1.6
Operating data:
Operating margin	9.1%	5.1%	4.0%	6.1%	3.8%	2.3%
Total orders	$38.3	$40.6	$(2.3)	$72.2	$77.6	$(5.4)
Backlog	87.3	90.4	(3.1)	87.3	90.4	(3.1)
Depreciation and amortization	0.8	0.7	0.1	1.5	1.3	0.2

Three months ended June 30, 2013 vs. three months ended June 30, 2012

Total orders declined by $2.3 million for the three months ended June 30, 2013. U.S. orders decreased $7.6 million compared with exceptionally strong orders in the second quarter of 2012 which was partially offset by improved demand for fire-lift products in Asia and Europe.

Net sales increased by $4.2 million, or 13%, for the three months ended June 30, 2013 primarily driven by increased industrial product sales in the U.S. In the aggregate, the increase in sales was attributable to an increase in volumes of $2.3 million, favorable product mix of $1.8 million, and favorable currency impacts of $0.7 million, partially offset by decreased product pricing.

Cost of sales increased $2.8 million for the three months ended June 30, 2013 largely as a result of increases in volumes of $1.7 million and product mix of $0.6 million, as well as unfavorable currency impacts.

Operating income increased $1.7 million, or 100%, for the three months ended June 30, 2013 ,benefiting from product mix and improved production efficiencies of $1.2 million, as well as an increase in volumes of $0.6 million, partially offset by an increase in selling, engineering, general and administrative expenses of $0.2 million.

CORPORATE EXPENSES

Corporate operating expenses were $4.6 million and $4.7 million for the three months ended June 30, 2013 and 2012. The decrease is due primarily to the release of a restructuring liability in the second quarter of 2013, partially offset by increased salary and benefits. Non-operating expenses within Corporate were further impacted by lower interest expense of $3.7 million. The decrease in interest expense was driven by the pay down of debt levels during the third quarter of 2012, coupled with lower interest rates on borrowings as a result of our March 2013 refinancing.

CONFERENCE CALL

Federal Signal will host its second quarter conference call on Friday, August 9, 2013 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-437-9445 and entering pin number 1791060. A replay will be available on Federal Signal’s website shortly after the call.

About Federal Signal

Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates three groups: Environmental Solutions, Safety and Security Systems, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.

Contact: Brian Cooper +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three months ended June 30,		Six months ended June 30,
(in millions, except per share data)	2013	2012	2013	2012
Net sales	$222.6	$204.4	$422.4	$400.5
Cost of sales	170.8	155.2	323.8	306.0

Gross profit	51.8	49.2	98.6	94.5
Selling, engineering, general and administrative expenses	34.2	33.5	68.9	67.6
Restructuring charges (benefit)	(0.6)	(0.1)	(0.6)	0.8

Operating income	18.2	15.8	30.3	26.1
Interest expense	1.7	5.4	6.2	10.5
Debt settlement charges	—	—	8.7	1.6
Other (income) expense, net	0.1	0.5	(0.1)	0.3

Income before income taxes	16.4	9.9	15.5	13.7
Income tax benefit (expense)	(101.4)	(0.3)	101.2	(1.0)

Income from continuing operations	117.8	9.6	116.7	12.7
Gain (loss) from discontinued operations and disposal, net of income tax expense (benefit) of $0.2, ($0.7), $0.2 and ($0.6), respectively	(0.3)	(26.1)	0.2	(30.2)

Net income (loss)	$117.5	$(16.5)	$116.9	$(17.5)

Basic earnings (loss) per share:
Earnings from continuing operations	$1.88	$0.15	$1.87	$0.20
Loss from discontinued operations and disposal, net of tax	—	(0.41)	—	(0.48)

Net earnings (loss) per share	$1.88	$(0.26)	$1.87	$(0.28)

Diluted earnings (loss) per share:
Earnings from continuing operations	$1.87	$0.15	$1.86	$0.20
Loss from discontinued operations and disposal, net of tax	—	(0.41)	—	(0.48)

Net earnings (loss) earnings per share	$1.87	$(0.26)	$1.86	$(0.28)

Weighted average common shares outstanding:
Basic	62.5	62.3	62.4	62.2
Diluted	62.9	62.6	62.8	62.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31, 2012
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$13.1	$29.7
Restricted cash	—	1.0
Accounts receivable, net of allowances for doubtful accounts of $2.6 and $2.4, respectively	105.1	96.9
Inventories	112.2	119.9
Prepaid expenses	12.5	13.8
Other current assets	11.9	5.1
Current assets of discontinued operations	3.6	0.8

Total current assets	258.4	267.2
Properties and equipment, net	60.3	59.3
Other assets:
Goodwill	270.5	272.3
Intangible assets, net	0.6	0.7
Deferred tax assets	51.6	—
Deferred charges and other assets	2.9	12.5
Long-term assets of discontinued operations	5.7	1.2

Total assets	$650.0	$613.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$—	$0.3
Current portion of long-term borrowings and capital lease obligations	6.6	4.7
Accounts payable	47.2	52.5
Customer deposits	10.8	13.1
Deferred revenue	2.8	3.1
Deferred tax liability	3.0	10.6
Accrued liabilities:
Compensation and withholding taxes	18.9	25.8
Other current liabilities	31.3	33.1
Current liabilities of discontinued operations	5.5	6.4

Total current liabilities	126.1	149.6
Long-term borrowings and capital lease obligations	137.6	152.8
Long-term pension and other postretirement benefit liabilities	79.3	84.1
Deferred gain	18.6	19.4
Deferred tax liabilities	—	35.8
Other long-term liabilities	16.7	16.0
Long-term liabilities of discontinued operations	4.0	8.6

Total liabilities	382.3	466.3
Shareholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 63.6 and 63.4 shares issued, respectively	63.6	63.4
Capital in excess of par value	173.6	171.1
Retained earnings	125.8	8.9
Treasury stock, at cost, 1.0 shares at both dates	(16.6)	(16.4)
Accumulated other comprehensive loss	(78.7)	(80.1)

Total shareholders’ equity	267.7	146.9

Total liabilities and shareholders’ equity	$650.0	$613.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(in millions)	2013	2012
Operating activities:
Net income (loss)	$116.9	$(17.5)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
(Gain) loss on discontinued operations and disposal	(0.2)	30.2
Depreciation and amortization	6.9	6.6
Write-off of deferred financing costs	4.5	1.6
Stock-based compensation expense	1.8	1.4
Pension expense, net of funding	(0.2)	(1.5)
Provision for doubtful accounts	0.2	0.3
Deferred income taxes, including changes in valuation allowance	(94.9)	(1.6)
Changes in operating assets and liabilities, net of effects from dispositions of companies	(24.1)	(10.0)

Net cash provided by continuing operating activities	10.9	9.5
Net cash used for operating activities of discontinued operations	(5.0)	(10.0)

Net cash provided by (used for) operating activities	5.9	(0.5)
Investing activities:
Purchases of properties and equipment	(9.5)	(5.5)
Proceeds from sales of properties and equipment	1.5	1.0
Decrease (increase) in restricted cash	1.0	(1.5)

Net cash used for continuing investing activities	(7.0)	(6.0)
Net cash provided by investing activities of discontinued operations	—	—

Net cash used for investing activities	(7.0)	(6.0)
Financing activities:
Increase (decrease) in revolving lines of credit, net	66.5	(161.8)
Decrease in short-term borrowings, net	(0.3)	(5.3)
Proceeds from issuance of long-term borrowings	75.0	215.0
Payments on long-term borrowings	(150.7)	(34.4)
Payments of debt financing fees	(6.2)	(6.2)
Other, net	0.9	0.9

Net cash provided by (used for) continuing financing activities	(14.8)	8.2
Net cash used for financing activities of discontinued operations	—	(0.9)

Net cash provided by (used for) financing activities	(14.8)	7.3

Effects of foreign exchange rate changes on cash and cash equivalents	(0.7)	—
Increase (decrease) in cash and cash equivalents	(16.6)	0.8
Cash and cash equivalents at beginning of period	29.7	9.5

Cash and cash equivalents at end of period	$13.1	$10.3

SEC REGULATION G NON-GAAP RECONCILIATION

The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.

Adjusted net income and earnings per share from continuing operations:

The Company believes that adjusting its net income and diluted earnings per share from continuing operations to exclude the reversal of a portion of our income tax valuation allowance and the impacts of restructuring, which are not considered to be part of its ongoing operating results, provides measures which are representative of the Company’s underlying performance and improves the comparability of year to year results.

	Three Months Ended June 30,
(in millions)	2013	2012
Income from continuing operations	$117.8	$9.6
Less:
Restructuring benefit	(0.6)	(0.1)
Income tax valuation allowance release	(102.4)	—

Adjusted income from continuing operations	$14.8	$9.5

	Three Months Ended June 30,
	2013	2012
Diluted earnings per share from continuing operations	$1.87	$0.15
Less:
Restructuring benefit	(0.01)	—
Income tax valuation allowance release	(1.63)	—

Adjusted diluted earnings per share from continuing operations	$0.23	$0.15

Total debt to adjusted EBITDA ratio:

The Company also uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. Furthermore, the Company believes that total debt to adjusted EBITDA is a meaningful metric to investors and other interested parties. The Company’s calculation methodology, which may be different than the method used by other companies, consists of dividing total debt by income from continuing operations before interest expense, debt settlement charges, other expense, income tax provision, and depreciation and amortization on a trailing 12-month basis. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA, and reconciles income from continuing operations to adjusted EBITDA:

	Trailing Twelve Months Ending June 30,
(in millions)	2013	2012
Total debt	$144.2	$236.7

Income from continuing operations	$126.0	$22.5
Add:
Interest expense	17.1	19.5
Debt settlement charges	10.6	1.6
Other expense	0.2	0.7
Income tax provision	(98.2)	1.9
Depreciation and amortization	13.6	13.0

EBITDA	$69.3	$59.2

Total debt to EBITDA ratio	2.1	4.0

Fiscal 2013 guidance – Adjusted earnings per share from continuing operations:

	Lower	Upper
Diluted earnings per share from continuing operations	$2.12	$2.22
Plus:
Debt settlement charges	0.14	0.14
Less:
Restructuring benefit	(0.01)	(0.01)
Income tax valuation allowance release	(1.63)	(1.63)

Adjusted diluted earnings per share from continuing operations	$0.62	$0.72

Approximate diluted weighted average shares outstanding	63.2	63.2